FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2017

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc., a subsidiary of Quebecor Inc. (“Quebecor”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications and media corporations. Unless the context otherwise requires, “Quebecor Media” or the “Corporation” refer to Quebecor Media Inc. and its subsidiaries. Quebecor Media operates in the following business segments: Telecommunications, Media, and Sports and Entertainment. Quebecor Media is pursuing a convergence strategy that captures synergies among its properties and leverages the value of content to the benefit of multiple distribution platforms.

The following Management Discussion and Analysis covers the Corporation’s main activities in the second quarter of 2017 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2016 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of segmented operating results.

HIGHLIGHTS SINCE END OF FIRST QUARTER 2017

•	Quebecor Media’s revenues totalled $1.03 billion in the second quarter of 2017, a $39.6 million (4.0%) increase from the same period of 2016.

Telecommunications

•	The Telecommunications segment grew its revenues by $39.7 million (5.1%) and its adjusted operating income by $26.3 million (7.3%) in the second quarter of 2017.

•

In the second quarter of 2017, Videotron Ltd. (“Videotron”) significantly increased its revenues from mobile telephony ($26.8 million or 21.8%), Internet access ($13.9 million or 5.7%), business solutions ($4.6 million or 17.1%) and the Club illico over-the-top video service (“Club illico”) ($2.4 million or 32.4%).

•	Subscriber connections to the mobile telephony service increased by 32,400 (3.5%) in the second quarter of 2017 and Club illico memberships by 13,100 (4.0%).

•	Videotron’s average monthly revenue per user (“ARPU”) increased by $10.27 (7.2%) from $143.01 in the second quarter of 2016 to $153.28 in the second quarter of 2017.

•

On July 24, 2017, Videotron sold seven 2500 MHz and 700 MHZ wireless spectrum licences outside Québec to Shaw Communications Inc. for a cash consideration of $430.0 million. The sale included three 700 MHz licences covering southern Ontario and the entirety of the provinces of Alberta and British Columbia, and four 2500 MHz licences covering the major urban centres in those provinces, namely Toronto, Edmonton, Calgary and Vancouver.

•

On June 20, 2017, Videotron sold its Advanced Wireless Services (AWS-1) spectrum licence in the Metropolitan Toronto area to Rogers Communications Canada Inc. (“Rogers”) for a cash consideration of $184.2 million, pursuant to the transfer option held by Videotron since 2013.

Media

•

The Media segment grew its adjusted operating income by $8.4 million (121.7%) in the second quarter of 2017, mainly as a result of higher advertising and subscription revenues at its broadcasting business.

•

On June 14, 2017, Quebecor Content announced an agreement with Blue Ant International, a division of leading global content distributor Blue Ant Media. Under the agreement, a Québec first, Blue Ant International will provide 4K content for Videotron’s Indigo, illico and Club illico platforms.

•

In spring 2017, the TVA Sports specialty service posted the best Québec ratings for the Stanley Cup finals since 2008. Prior to 2014, the Stanley Cup playoffs were broadcast on a rival network. The audience for the finals between the Pittsburgh Penguins and the Nashville Predators averaged 962,000 and peaked at 1.22 million, for a 36.6% market share.

Sports and Entertainment

•

On April 4, 2017, Event Management Gestev inc. (“Gestev”) announced the acquisition of Montréal-based marketing agency Wasabi atelier expérientiel inc. The transaction will expand Gestev’s experiential marketing and sponsorship activation capabilities and extend its reach in the Montréal market.

Financial transactions

•

On July 6, 2017, Quebecor Media repurchased for cancellation 541,899 of its Common Shares held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”), a subsidiary of the Caisse de dépôt et placement du Québec, for an aggregate purchase price of $37.7 million, payable in cash. On the same date, Quebecor Media also paid off a security held by CDP Capital for $6.2 million. Upon completion of these transactions, the Corporation’s interest in Quebecor Media increased from 81.07% to 81.53%, while CDP Capital’s interest decreased from 18.93% to 18.47%.

•

On May 4, 2017, Videotron transferred all then-existing commitments under its unsecured revolving credit facility to its secured revolving credit facility, thereby increasing its secured facility from $630.0 million to $965.0 million and terminating its unsecured facility.

•

On May 1, 2017, Quebecor Media redeemed the entirety of its outstanding 7.375% Senior Notes issued on January 5, 2011 and maturing on January 15, 2021, in the aggregate principal amount of $325.0 million, at a redemption price of 102.458% of their principal amount, in accordance with a notice issued on March 31, 2017.

•

On May 1, 2017, Videotron redeemed $125.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount, in accordance with a notice issued on March 31, 2017. The repurchase followed the redemption on January 5, 2017 of an initial $175.0 million tranche of the Notes, in accordance with a notice issued on December 2, 2016.

•

On April 13, 2017, Videotron issued US$600.0 million aggregate principal amount of 5.125% Senior Notes maturing on April 15, 2027, for net proceeds of $794.5 million, net of financing fees of $9.9 million.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standards (“IFRS”) that are used by the Corporation to assess its financial performance, such as adjusted operating income, cash flows from segment operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, loss on debt refinancing, income taxes and income from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its business segments. Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. It therefore uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of adjusted operating income to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Adjusted operating income (loss):
Telecommunications	$388.8	$362.5	$765.9	$721.2
Media	15.3	6.9	12.4	4.2
Sports and Entertainment	(5.5)	(4.1)	(5.6)	(4.9)
Head Office	(3.3)	(2.6)	(10.2)	(3.2)

	395.3	362.7	762.5	717.3
Depreciation and amortization	(172.6)	(161.1)	(341.8)	(322.2)
Financial expenses	(72.9)	(74.0)	(144.0)	(148.7)
(Loss) gain on valuation and translation of financial instruments	(1.2)	1.3	(0.9)	0.1
Restructuring of operations, litigation and other items	(11.8)	(6.1)	(0.9)	(14.0)
Gain on sale of spectrum licences	87.8	—	87.8	—
Loss on debt refinancing	—	—	(15.6)	—
Income taxes	(1.9)	(33.6)	(29.7)	(63.1)
Income from discontinued operations	8.4	—	8.4	—

Net income	$231.1	$89.2	$325.8	$169.4

Cash Flows from Segment Operations

Cash flows from segment operations represents adjusted operating income, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets (excluding proceeds from disposal of licences). The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. The Corporation’s definition of cash flows from segment operations may not be identical to similarly titled measures reported by other companies. When cash flows from segment operations is reported, a reconciliation to adjusted operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets (excluding proceeds from disposal of licences). The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

KEY PERFORMANCE INDICATOR

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues per average basic customer from its cable television, Internet access, cable and mobile telephony services and Club illico. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing the combined revenues from its cable television, Internet access, cable and mobile telephony services and Club illico by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2017/2016 second quarter comparison

Revenues: $1.03 billion, a $39.6 million (4.0%) increase.

•	Revenues increased in Telecommunications ($39.7 million or 5.1% of segment revenues) and in Media ($1.8 million or 0.8%).

•	Revenues decreased in Sports and Entertainment (-$2.7 million or -40.3%).

Adjusted operating income: $395.3 million, a $32.6 million (9.0%) increase.

•	Adjusted operating income increased in Telecommunications ($26.3 million or 7.3% of segment adjusted operating income) and in Media ($8.4 million or 121.7%).

•	There was an unfavourable variance in Sports and Entertainment ($1.4 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $2.9 million unfavourable variance in the stock-based compensation charge in the second quarter of 2017 compared with the same period of 2016. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $1.9 million favourable variance in the Corporation’s stock-based compensation charge in the second quarter of 2017.

Net income attributable to shareholders: $231.7 million in the second quarter of 2017, compared with $91.1 million in the same period of 2016, a $140.6 million increase.

•	The favourable variance was due primarily to:

•	$87.8 million gain on the sale of a spectrum licence recognized in the second quarter of 2017, including $43.9 million without any tax consequences;

•	$32.6 million increase in adjusted operating income;

•	$31.7 million decrease in the income tax expense;

•	$8.4 million favourable variance in income from discontinued operations.

Partially offset by:

•	$11.5 million increase in the depreciation and amortization charge;

•	$5.7 million unfavourable variance in the charge for restructuring of operations, litigation and other items;

•	$2.5 million unfavourable variance in gains and losses on valuation and translation of financial instruments.

Depreciation and amortization charge: $172.6 million in the second quarter of 2017, an $11.5 million increase due mainly to the impact of capital expenditures in the Telecommunications segment, including depreciation of investments in the wired and wireless networks and in computer systems.

Financial expenses: $72.9 million in the second quarter of 2017, a $1.1 million decrease caused mainly by lower average indebtedness and the impact of lower interest rates on long-term debt due to debt refinancing on more advantageous terms.

Loss on valuation and translation of financial instruments: $1.2 million in the second quarter of 2017 compared with a $1.3 million gain in the second quarter of 2016. The $2.5 million unfavourable variance was caused mainly by the ineffective portion of fair value hedges.

Charge for restructuring of operations, litigation and other items: $11.8 million in the second quarter of 2017 compared with $6.1 million in the same period of 2016, a $5.7 million unfavourable variance.

•

An $11.8 million net charge was recognized in the second quarter of 2017 in connection with cost-reduction initiatives in the Corporation’s various segments and customer migration from analog to digital service in the Telecommunications segment ($6.1 million in the second quarter of 2016).

Gain on sale of spectrum licences: $87.8 million in the second quarter of 2017.

•

On June 20, 2017, Videotron sold its AWS-1 spectrum licence in the Metropolitan Toronto area to Rogers for a cash consideration of $184.2 million, pursuant to the transfer option held by Videotron since 2013. An $87.8 million gain was recognized on the sale.

Income tax expense: $1.9 million in the second quarter of 2017 (effective tax rate of 1.1%), compared with $33.6 million in the same period of 2016 (effective tax rate of 27.4%), a $31.7 million favourable variance caused mainly by recognition of benefits arising from prior year tax losses, partially offset by the impact of the increase in taxable income.

2017/2016 year-to-date comparison

Revenues: $2.03 billion, a $60.6 million (3.1%) increase.

•	Revenues increased in Telecommunications ($67.1 million or 4.3% of segment revenues).

•	Revenues decreased in Media ($8.5 million or -1.9%) and in Sports and Entertainment ($1.6 million or-9.4%).

Adjusted operating income: $762.5 million, a $45.2 million (6.3%) increase.

•	Adjusted operating income increased in Telecommunications ($44.7 million or 6.2% of segment adjusted operating income) and in Media ($8.2 million or 195.2%).

•

There were unfavourable variances in Sports and Entertainment ($0.7 million) and at Head Office ($7.0 million). The change at Head Office was mainly due to higher compensation costs and philanthropic activities.

•

The change in the fair value of Quebecor Media stock options resulted in a $2.2 million unfavourable variance in the stock-based compensation charge in the first half of 2017 compared with the same period of 2016. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $0.6 million unfavourable variance in the Corporation’s stock-based compensation charge in the first half of 2017.

Net income attributable to shareholders: $328.9 million in the first half of 2017, compared with $173.6 million in the same period of 2016, a $155.3 million increase.

•	The favourable variance was due primarily to:

•	$87.8 million gain on the sale of a spectrum licence recognized in the first half of 2017, including $43.9 million without any tax consequences;

•	$45.2 million increase in adjusted operating income;

•	$33.4 million decrease in the income tax expense;

•	$13.1 million favourable variance in the charge for restructuring of operations, litigation and other items;

•	$8.4 million favourable variance in income from discontinued operations;

•	$4.7 million decrease in financial expenses.

Partially offset by:

•	$19.6 million increase in the depreciation and amortization charge;

•	$15.6 million unfavourable variance in the loss on debt refinancing.

Depreciation and amortization charge: $341.8 million, a $19.6 million increase due essentially to the same factors as those noted above in the 2017/2016 second quarter comparison.

Financial expenses: $144.0 million, a $4.7 million decrease caused mainly by lower average indebtedness and the impact of lower interest rates on long-term debt due to debt refinancing on more advantageous terms.

Loss on valuation and translation of financial instruments: $0.9 million in the first half of 2017, compared with a $0.1 million gain in the same period of 2016, a $1.0 million unfavourable variance.

Charge for restructuring of operations, litigation and other items: $0.9 million in the first half of 2017, compared with $14.0 million in the same period of 2016, a $13.1 million favourable variance.

•

A $0.9 million net charge was recognized in the first half of 2017 in connection with cost-reduction initiatives in the Corporation’s various segments, customer migration from analog to digital service in the Telecommunications segment, and developments in legal disputes ($14.0 million in the first half of 2016).

Gain on sale of spectrum licences: $87.8 million in the first half of 2017, as explained in the 2017/2016 second quarter comparison above.

Loss on debt refinancing: $15.6 million in the first half of 2017.

•

On May 1, 2017, Videotron redeemed $125.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount, in accordance with a notice issued on March 31, 2017. A $5.2 million loss was recorded in the consolidated statement of income in the first half of 2017 in connection with this redemption.

•

On May 1, 2017, Quebecor Media redeemed the entirety of its outstanding 7.375% Senior Notes issued on January 5, 2011 and maturing on January 15, 2021, in the aggregate principal amount of $325.0 million, at a redemption price of 102.458% of their principal amount, in accordance with a notice issued on March 31, 2017. A $10.4 million loss was recorded in the consolidated statement of income in the first half of 2017 in connection with this redemption.

Income tax expense: $29.7 million in the first half of 2017 (effective tax rate of 10.4%), compared with $63.1 million in the same period of 2016 (effective tax rate of 27.1%), a $33.4 million favourable variance caused mainly by recognition of benefits arising from prior year tax losses, partially offset by the impact of the increase in taxable income.

SEGMENTED ANALYSIS

Telecommunications

Second quarter 2017 operating results

Revenues: $820.1 million in the second quarter of 2017, a $39.7 million (5.1%) increase.

•	Revenues from the mobile telephony service increased $26.8 million (21.8%) to $149.6 million, essentially due to growth in the number of subscriber connections and higher net revenue per connection.

•

Revenues from Internet access services increased $13.9 million (5.7%) to $256.7 million as a result of higher per-subscriber revenues, reflecting, among other things, the favourable impact of the product mix and increases in some rates, customer growth and lower discounts, partially offset by a decrease in revenues from excess usage.

•

Combined revenues from all cable television services decreased $2.1 million (-0.8%) to $252.9 million, due primarily to the impact of the net decrease in the customer base and higher discounts, partially offset by increased revenues from the leasing of digital set-top boxes and higher per-customer revenues resulting from, among other things, the impact of increases in some rates.

•

Revenues from the cable telephone service decreased $6.4 million (-6.0%) to $100.2 million, mainly because of the impact of the net decrease in subscribers and lower long-distance revenues, partially offset by lower discounts and higher per-subscriber revenues.

•	Revenues from Club illico increased $2.4 million (32.4%) to $9.8 million, essentially because of subscriber growth.

•

Revenues of Videotron Business Solutions increased $4.6 million (17.1%) to $31.5 million, due primarily to the impact of higher revenues at 4Degrees Colocation Inc. (“4Degrees Colocation”) and Fibrenoire inc. (“Fibrenoire”).

•	Revenues from customer equipment sales increased $0.6 million (4.0%) to $15.5 million.

•	Revenues of the Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) retail chain were stable at $1.7 million.

•	Other revenues decreased $0.1 million (-4.2%) to $2.3 million.

ARPU: $153.28 in the second quarter of 2017, compared with $143.01 in the same period of 2016, a $10.27 (7.2%) increase.

Customer statistics

Revenue-generating units – As of June 30, 2017, the total number of revenue-generating units stood at 5,795,800, an increase of 400 since the end of the first quarter of 2017 (compared with a decrease of 16,900 in the second quarter of 2016) and a 12-month increase of 147,400 (2.6%) (Table 2). Revenue-generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico services, plus subscriber connections to the cable and mobile telephony services.

Mobile telephony service – As of June 30, 2017, the number of subscriber connections to the mobile telephony service stood at 953,300, an increase of 32,400 (3.5%) since the end of the first quarter of 2017 (compared with an increase of 33,200 in the second quarter of 2016) and a 12-month increase of 124,400 (15.0%) (Table 2).

Cable Internet access – As of June 30, 2017, the number of subscribers to cable Internet access services stood at 1,627,200, a decrease of 900 (-0.1%) since the end of the first quarter of 2017 (compared with a decrease of 6,400 in the same period of 2016) and a 12-month increase of 55,500 (3.5%) (Table 2). As of June 30, 2017, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,859,200 homes and businesses passed by Videotron’s network as of June 30, 2017, up from 2,825,300 one year earlier) of 56.9% compared with 55.6% a year earlier.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 23,900 (-1.4%) since the end of the first quarter of 2017 (compared with a decrease of 24,500 in the same period of 2016) and by 40,800 (-2.4%) in the 12-month period ended June 30, 2017 (Table 2). At the end of the second quarter of 2017, Videotron had 1,656,700 subscribers to its cable television services. The household and business penetration rate was 57.9% versus 60.1% a year earlier.

•

As of June 30, 2017, the number of subscribers to the illico Digital TV service stood at 1,596,800, an increase of 1,700 (0.1%) since the end of the first quarter of 2017 (compared with a decrease of 9,100 in the same quarter of 2016) and a 12-month increase of 37,000 (2.4%). As of June 30, 2017, illico Digital TV had a household and business penetration rate of 55.8% versus 55.2% a year earlier.

•

The customer base for analog cable television services decreased by 25,600 (-29.9%) in the second quarter of 2017 (compared with a decrease of 15,400 in the second quarter of 2016) and by 77,800 over a 12-month period. The steeper decline was caused by accelerated customer migration from analog to digital service.

Cable telephony service – As of June 30, 2017, the number of subscriber connections to the cable telephony service stood at 1,221,000, a decrease of 20,300 (-1.6%) since the end of the first quarter of 2017 (compared with a decrease of 20,300 in the second quarter of 2016) and a 12-month decrease of 63,000 (-4.9%) (Table 2). At June 30, 2017, the cable telephony service had a household and business penetration rate of 42.7% versus 45.4% a year earlier.

Club illico – As of June 30, 2017, the number of subscribers to Club illico stood at 337,600, an increase of 13,100 (4.0%) since the end of the first quarter of 2017 (compared with an increase of 1,100 in the second quarter of 2016) and a 12-month increase of 71,300 (26.8%) (Table 2).

Table 2

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	June 2017	March 2017	Dec. 2016	Sept. 2016	June 2016	March 2016	Dec. 2015	Sept. 2015
Mobile telephony[1]	953.3	920.9	893.9	867.7	828.9	795.7	768.6	742.5
Cable Internet	1,627.2	1,628.1	1,612.8	1,596.1	1,571.7	1,578.1	1,568.2	1,559.5
Cable television:
Analog	59.9	85.5	103.8	124.9	137.7	153.1	166.3	181.3
Digital	1,596.8	1,595.1	1,587.1	1,570.8	1,559.8	1,568.9	1,570.6	1,564.6

	1,656.7	1,680.6	1,690.9	1,695.7	1,697.5	1,722.0	1,736.9	1,745.9
Cable telephony[1]	1,221.0	1,241.3	1,253.1	1,265.1	1,284.0	1,304.3	1,316.3	1,329.5
Club illico	337.6	324.5	314.7	278.5	266.3	265.2	257.5	228.5

Total (revenue-generating units)	5,795.8	5,795.4	5,765.4	5,703.1	5,648.4	5,665.3	5,647.5	5,605.9

[1]	In thousands of connections

Adjusted operating income: $388.8 million, a $26.3 million (7.3%) increase due primarily to:

•	impact of the revenue increase.

Partially offset by:

•	impact of the increased loss incurred on mobile device sales, partially offset by the favourable impact of “bring your own device” plans.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 52.6% in the second quarter of 2017 compared with 53.5% in the same period of 2016, consisting mainly of the fixed component of costs, which does not fluctuate in proportion to revenue growth.

Year-to-date operating results

Revenues: $1.62 billion, a $67.1 million (4.3%) increase, essentially due to the same factors as those noted above in the discussion of second quarter 2017 results.

•	Revenues from mobile telephony service increased $53.3 million (22.3%) to $292.5 million.

•	Revenues from Internet access service increased $22.6 million (4.7%) to $507.1 million.

•	Combined revenues from all cable television services decreased $11.3 million (-2.2%) to $504.1 million.

•	Revenues from cable telephony service decreased $11.3 million (-5.3%) to $202.8 million.

•	Revenues from Club illico increased $3.8 million (25.3%) to $18.8 million.

•	Revenues of Videotron Business Solutions increased $10.3 million (19.6%) to $62.9 million.

•	Revenues from customer equipment sales increased $0.4 million (1.7%) to $23.8 million.

•	Revenues of the Le SuperClub Vidéotron retail chain decreased $0.2 million (-5.7%) to $3.3 million, mainly because of the impact of store closings.

•	Other revenues decreased $0.6 million (-11.3%) to $4.7 million.

ARPU: $151.38 in the first half of 2017, compared with $142.19 in the same period of 2016, a $9.19 (6.5%) increase.

Customer statistics

Revenue-generating units – 30,400 (0.5%) increase in the first half of 2017 compared with an increase of 900 in the same period of 2016.

Mobile telephony service – 59,400 (6.6%) subscriber-connection increase in the first half of 2017 compared with an increase of 60,300 in the same period of 2016.

Cable Internet access – 14,400 (0.9%) customer increase in the first half of 2017 compared with an increase of 3,500 in the same period of 2016.

Cable television – 34,200 (-2.0%) decrease in the combined customer base for all of Videotron’s cable television services in the first half of 2017 compared with a decrease of 39,400 in the same period of 2016.

•	Subscriptions to illico Digital TV service increased by 9,700 (0.6%) in the first half of 2017 compared with a decrease of 10,800 in the same period of 2016.

•

Subscriptions to analog cable television services decreased by 43,900 (-42.3%) compared with a decrease of 28,600 in the first half of 2016. The steeper decline was caused by accelerated customer migration from analog to digital service.

Cable telephony service – 32,100 (-2.6%) subscriber-connection decrease in the first half of 2017 compared with a decrease of 32,300 in the same period of 2016.

Club illico – 22,900 (7.3%) subscriber increase in the first half of 2017 compared with an increase of 8,800 in the same period of 2016.

Adjusted operating income: $765.9 million, a $44.7 million (6.2%) increase due primarily to:

•	impact of the revenue increase.

Partially offset by:

•	impact of the increased loss incurred on mobile device sales, partially offset by the favourable impact of “bring your own device” plans.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 52.7% in the first half of 2017 compared with 53.6% in the same period of 2016, consisting mainly of the fixed component of costs, which does not fluctuate in proportion to revenue growth.

Cash flows from operations

Quarterly cash flows from segment operations: $217.4 million compared with $140.8 million in the second quarter of 2016 (Table 3).

•

The $76.6 million increase was due primarily to a $50.3 million decrease in additions to property, plant and equipment and to intangible assets, reflecting in part decreased investment in 4Degrees Colocation and in the LTE network, and to the $26.3 million increase in adjusted operating income.

Year-to-date cash flows from segment operations: $399.5 million compared with $301.7 million in the first half of 2016 (Table 3).

•

The $97.8 million increase was due primarily to a $53.1 million decrease in additions to property, plant and equipment and to intangible assets, reflecting in part decreased investment in 4Degrees Colocation and in the LTE network, and to the $44.7 million increase in adjusted operating income.

Table 3: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Adjusted operating income	$388.8	$362.5	$765.9	$721.2
Additions to property, plant and equipment	(147.2)	(196.3)	(309.0)	(355.9)
Additions to intangible assets	(24.8)	(26.0)	(58.4)	(64.6)
Proceeds from disposal of assets (excluding proceeds from disposal of spectrum licences)	0.6	0.6	1.0	1.0

Cash flows from segment operations	$217.4	$140.8	$399.5	$301.7

Media

Second quarter 2017 operating results

Revenues: $231.0 million in the second quarter of 2017, a $1.8 million (0.8%) increase.

•	Broadcasting revenues increased $12.2 million (11.6%), mainly due to:

•	higher advertising revenues at TVA Sports and TVA Network;

•	higher subscription revenues at TVA Sports.

•

Film production and audiovisual service revenues increased by $1.5 million (11.8%), mainly because of higher revenues from soundstage and equipment leasing due to a larger number of productions in the second quarter of 2017 than in the same period of 2016.

•	Newspaper publishing revenues decreased $4.3 million (-8.4%).

•	Advertising revenues decreased 14.4%; circulation revenues decreased 7.4%; digital revenues were flat; combined revenues from commercial printing and other sources increased 1.8%.

•	Magazine publishing revenues decreased by $5.5 million (-18.8%), due primarily to:

•	lower advertising revenues;

•	impact of the discontinuation of some titles;

•	decreased custom publishing revenues;

•	lower subscription and newsstand revenues.

•	Revenues of Quebecor Media Out of Home increased by $0.4 million (9.3%), essentially because of higher advertising revenues.

•	Book distribution and publishing revenues decreased by $0.1 million (-0.4%).

•	Music distribution and production revenues decreased by $1.3 million (-13.1%), primarily as a result of lower distribution revenues.

Adjusted operating income: $15.3 million in the second quarter of 2017, an $8.4 million (121.7%) increase.

•	There was a $7.5 million favourable variance in adjusted operating income from broadcasting operations due to:

•	impact of higher advertising revenues at TVA Sports and TVA Network;

•	impact of higher subscription revenues at TVA Sports.

Partially offset by:

•	higher operating expenses at TVA Network, including content and labour costs;

•	higher content costs at TVA Sports.

•	Adjusted operating income from film production and audiovisual services increased by $1.1 million (122.2%), mainly because of the impact of the revenue increase.

•	Adjusted operating income from newspaper publishing decreased by $2.5 million (-65.8%) due to:

•

impact of the revenue decrease, partially offset by the favourable impact on adjusted operating income of reduced operating expenses, resulting from, among other things, the impact of restructuring initiatives and decreased distribution costs.

•	Adjusted operating income from magazine publishing was stable. The decrease in revenues was offset by a reduction in restructuring costs.

•	The adjusted operating income of Quebecor Media Out of Home increased by $0.5 million, mainly because of the impact of the revenue increase.

•

Adjusted operating income from book distribution and publishing increased by $1.6 million. The impact of increased revenues and margins in educational publishing and lower operating expenses for distribution and general literature outweighed the impact of decreased revenues from general literature and distribution.

•	There was a $0.3 million unfavourable variance in the adjusted operating loss of the music distribution and production business, due primarily to the impact of the revenue decrease.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 93.4% in the second quarter of 2017 compared with 97.0% in the same period of 2016. The decrease was mainly due to the large fixed component of broadcasting operating costs, which does not fluctuate in proportion to the increase in revenues, as well as the impact of restructuring and cost-reduction initiatives.

Year-to-date operating results

Revenues: $441.8 million in the first half of 2017, an $8.5 million (-1.9%) decrease.

•	Broadcasting revenues increased by $17.0 million (8.1%) due to essentially the same factors as those noted above in the discussion of second quarter 2017 operating results.

•

Film production and audiovisual service revenues decreased by $2.4 million (-8.5%), mainly because of lower revenues from soundstage and equipment leasing due to fewer major productions in the first half of 2017 than in the same period of 2016, partially offset by higher revenues from visual effects, dubbing and post-production.

•	Newspaper publishing revenues decreased $9.0 million (-8.9%).

•	Advertising revenues decreased 15.5%; circulation revenues decreased 6.6%; digital revenues decreased 4.5%; combined revenues from commercial printing and other sources increased 2.7%.

•

Magazine publishing revenues decreased by $11.5 million (-20.3%) in the first half of 2017 due to essentially the same factors as those noted above in the discussion of second quarter 2017 operating results.

•	Revenues of Quebecor Media Out of Home increased by $0.5 million (7.6%), mainly because of higher advertising revenues.

•

Book distribution and publishing revenues decreased by $0.8 million (-1.9%), primarily as a result of lower volume in mass market and bookstore distribution and lower general literature sales, partially offset by higher revenues from educational publishing.

•	Music distribution and production revenues decreased by $3.1 million (-15.3%), primarily as a result of lower distribution revenues.

Adjusted operating income: $12.4 million in the first half of 2017, an $8.2 million (195.2%) increase.

•	There was a $12.0 million favourable variance in adjusted operating income from broadcasting due to the same factors as those noted above in the discussion of second quarter 2017 operating results.

•	Adjusted operating income from film production and audiovisual services decreased by $2.7 million (-87.1%), mainly because of the impact of the revenue decrease.

•	Adjusted operating income from newspaper publishing decreased by $2.3 million (-60.5%) due to the same factors as those noted above in the discussion of second quarter 2017 operating results.

•

Adjusted operating income from magazine publishing decreased by $1.7 million (-28.3%), mainly because of the impact of the decrease in revenues, largely offset by lower operating expenses, including printing, production and marketing expenses, as well as cost reductions related to restructuring initiatives.

•	The adjusted operating loss of Quebecor Media Out of Home decreased by $0.4 million as a result of the impact of revenue increase.

•

There was a $1.9 million favourable variance in adjusted operating income from book distribution and publishing due to essentially the same factors as those noted above in the discussion of second quarter 2017 operating results.

•	There was a $0.4 million unfavourable variance in the adjusted operating loss of the music distribution and production business, due primarily to the impact of the revenue decrease.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 97.2% in the first half of 2017 compared with 99.1% in the same period of 2016. The decrease was mainly due to the large fixed component of broadcasting operating costs, which does not fluctuate in proportion to the increase in revenues, and the impact of restructuring and cost-reduction initiatives.

Cash flows from operations

Quarterly cash flows from segment operations: $5.9 million compared with negative $1.6 million in the second quarter of 2016 (Table 4). The $7.5 million favourable variance was due primarily to the $8.4 million increase in adjusted operating income, partially offset by a $0.9 million increase in additions to property, plant and equipment and to intangible assets.

Year-to-date cash flows from segment operations: Negative $4.1 million compared with negative $19.8 million in the first half of 2016 (Table 4). The $15.7 million favourable variance was due to the $8.2 million increase in adjusted operating income, combined with a $7.5 million decrease in additions to property, plant and equipment and to intangible assets.

Table 4: Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Adjusted operating income	$15.3	$6.9	$12.4	$4.2
Additions to property, plant and equipment	(6.8)	(5.1)	(12.8)	(18.8)
Additions to intangible assets	(2.6)	(3.4)	(3.7)	(5.2)

Cash flows from segment operations	$5.9	$(1.6)	$(4.1)	$(19.8)

Sports and Entertainment

Second quarter 2017 operating results

Revenues: $4.0 million in the second quarter of 2017, a $2.7 million (-40.3%) decrease due primarily to:

•	lower revenues from concerts, events and hockey in the second quarter of 2017 than in the same period of 2016.

Adjusted operating loss: $5.5 million in the second quarter of 2017 compared with $4.1 million in the same period of 2016. The $1.4 million unfavourable variance was due mainly to the impact of the revenue decrease.

Year-to-date operating results

Revenues: $15.4 million, a $1.6 million (-9.4%) decrease from the same period of 2016 due primarily to:

•	lower revenues from concerts, events and hockey in the first half of 2017 than in the same period of 2016.

Partially offset by:

•	higher revenues from Gestev sporting events.

Adjusted operating loss: $5.6 million in the first half of 2017 compared with $4.9 million in the same period of 2016. The $0.7 million unfavourable variance was due mainly to the impact of the revenue decrease.

Cash flows from operations

Quarterly cash flows from segment operations: Negative $5.9 million compared with negative $4.7 million in the second quarter of 2016 (Table 5). The $1.2 million unfavourable variance was mainly due to the $1.4 million increase in the adjusted operating loss.

Year-to-date cash flows from segment operations: Negative $6.1 million compared with negative $6.4 million in the first half of 2016 (Table 5). A $1.0 million decrease in additions to property, plant and equipment and intangible assets was partially offset by the $0.7 million increase in the adjusted operating loss.

Table 5: Sports and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Adjusted operating loss	$(5.5)	$(4.1)	$(5.6)	$(4.9)
Additions to property, plant and equipment	(0.4)	(0.6)	(0.5)	(1.2)
Additions to intangible assets	—	—	—	(0.3)

Cash flows from segment operations	$(5.9)	$(4.7)	$(6.1)	$(6.4)

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Second quarter 2017

Cash flows provided by continuing operating activities: $343.3 million in the second quarter of 2017 compared with $252.7 million in the same period of 2016.

•	The $90.6 million increase was primarily due to:

•	$32.4 million decrease in current income taxes due to recognition of tax benefits;

•

$29.6 million favourable change in non-cash operating assets and liabilities due primarily to favourable variances in accounts payable, accrued charges and provisions in the Telecommunications segment, partially offset by the unfavourable variance in income tax payable;

•	$26.3 million and $8.4 million increases in adjusted operating income in the Telecommunications and Media segments respectively.

Partially offset by:

•	$5.7 million unfavourable variance in the cash portion of restructuring of operations, litigation and other items.

Year to date

Cash flows provided by continuing operating activities: $499.1 million in the first half of 2017 compared with $472.3 million in the same period of 2016.

•	The $26.8 million increase was primarily due to:

•	$67.2 million decrease in current income taxes due to recognition of tax benefits;

•	$44.7 million and $8.2 million increases in adjusted operating income in the Telecommunications and Media segments respectively;

•	$13.1 million favourable variance in the cash portion of restructuring of operations, litigation and other items;

•	$4.7 million decrease in the cash portion of financial expenses.

Partially offset by:

•	$103.9 million unfavourable change in non-cash operating assets and liabilities, due primarily to unfavourable variances in income tax payable and inventory in the Telecommunications segment;

•	$7.0 million increase in the adjusted operating loss of Head Office.

Increased profitability in the Telecommunications and Media segments, and recognition of tax benefits, had a favourable impact on cash flows provided by continuing operating activities in the first half of 2017, while increased inventory in the Telecommunications segment had an unfavourable impact.

Working capital: $104.2 million at June 30, 2017 compared with negative $386.8 million at December 31, 2016. The $491.0 million favourable variance was mainly due to an increase in cash and cash equivalents, partly as a result of receipt of $184.2 million in proceeds from the disposal of an AWS-1 spectrum licence, the entry under assets held for sale of the $187.0 million book value of the 2500 MHz and 700 MHz wireless spectrum licences sold on July 24, 2017, and the decrease in accounts payable, accrued charges, provisions and income tax payable, partially offset by the impact of entry under current liabilities of the repurchase value and par value of the shares and the security repurchased on July 6, 2017.

Investing activities

Second quarter 2017

Additions to property, plant and equipment: $154.5 million in the second quarter of 2017 compared with $203.2 million in the same period of 2016. The $48.7 million decrease was due to decreased investment in 4Degrees Colocation and in the LTE network.

Additions to intangible assets: $28.0 million in the second quarter of 2017 compared with $30.3 million in the same period of 2016. The Telecommunications segment accounted for the largest part of the $2.3 million decrease.

Proceeds from disposal of assets: $184.9 million in the second quarter of 2017 compared with $0.6 million in the same period of 2016.

•	In the second quarter of 2017, Videotron sold its AWS-1 spectrum licence in the Metropolitan Toronto area to Rogers for a cash consideration of $184.2 million.

Business acquisitions: $0.2 million in the second quarter of 2017 compared with cash inflows in the amount of $0.2 million in the same period of 2016.

Year to date

Additions to property, plant and equipment: $322.7 million in the first half of 2017 compared with $377.3 million in the same period of 2016. The $54.6 million decrease was due to the same factors as those noted above in the discussion of second quarter 2017 results.

Additions to intangible assets: $63.1 million in the first half of 2017 compared with $71.8 million in the same period of 2016. The Telecommunications segment accounted for the largest part of the $8.7 million decrease.

Proceeds from disposal of assets: $185.3 million in the first half of 2017 compared with $1.0 million in the same period of 2016. The increase was due to the same factors as those noted above in the discussion of second quarter 2017 results.

Business acquisitions: $5.8 million in the first half of 2017 compared with $119.1 million in the same period of 2016.

•	In the first half of 2017, business acquisitions consisted mainly of payment of the $5.6 million balance payable on the acquisition of Fibrenoire by the Telecommunications segment.

•	In the first half of 2016, business acquisitions consisted essentially of the acquisition of Fibrenoire by the Telecommunications segment.

Business disposals: $3.0 million in the first half of 2016, consisting of the balance of the selling price of Archambault Group Inc.’s retail operations.

Free cash flows from continuing operating activities

Second quarter 2017

Free cash flows from continuing operating activities: $161.5 million in the second quarter of 2017 compared with $19.8 million in the same period of 2016 (Table 6).

•	The $141.7 million favourable variance was mainly due to:

•	$90.6 million increase in cash flows provided by continuing operating activities;

•	$51.0 million decrease in additions to property, plant and equipment and to intangible assets.

Year to date

Free cash flows from continuing operating activities: $114.4 million in the first half of 2017 compared with $24.2 million in the same period of 2016 (Table 6).

•	The $90.2 million favourable variance was mainly due to:

•	$63.3 million decrease in additions to property, plant and equipment and to intangible assets;

•	$26.8 million increase in cash flows provided by continuing operating activities.

Table 6

Cash flows provided by continuing operating activities reported in the condensed consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Adjusted operating income (loss):
Telecommunications	$388.8	$362.5	$765.9	$721.2
Media	15.3	6.9	12.4	4.2
Sports and Entertainment	(5.5)	(4.1)	(5.6)	(4.9)
Head Office	(3.3)	(2.6)	(10.2)	(3.2)

	395.3	362.7	762.5	717.3
Cash interest expense[1]	(71.2)	(72.2)	(140.6)	(145.3)
Cash portion related to restructuring of operations, litigation and other items[2]	(11.8)	(6.1)	(0.9)	(14.0)
Current income taxes	(8.7)	(41.1)	(12.1)	(79.3)
Other	1.9	1.2	3.2	2.7
Net change in non-cash balances related to operating activities	37.8	8.2	(113.0)	(9.1)

Cash flows provided by continuing operating activities	343.3	252.7	499.1	472.3

Additions to property, plant and equipment and to intangible assets, less proceeds from disposal of assets (excluding proceeds from disposal of licences):
Telecommunications	(171.4)	(221.7)	(366.4)	(419.5)
Media	(9.4)	(8.5)	(16.5)	(24.0)
Sports and Entertainment	(0.4)	(0.6)	(0.5)	(1.5)
Head Office	(0.6)	(2.1)	(1.3)	(3.1)

	(181.8)	(232.9)	(384.7)	(448.1)

Free cash flows from continuing operating activities	$161.5	$19.8	$114.4	$24.2

[1]

Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items and other financial expenses (see Note 4 to the condensed consolidated financial statements).

[2]	Restructuring of operations, litigation and other items (see Note 6 to the condensed consolidated financial statements).

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $194.9 million reduction in the first half of 2017; $117.0 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

•	Debt was reduced in the first half of 2017 primarily for the following reasons:

•

Redemption by Quebecor Media on May 1, 2017 of the entirety of its outstanding 7.375% Senior Notes issued on January 5, 2011 and maturing on January 15, 2021, in the aggregate principal amount of $325.0 million, at a redemption price of 102.458% of their principal amount, in accordance with a notice issued on March 31, 2017.

•

Redemption by Videotron on January 5, 2017 and May 1, 2017 of $300.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount, in accordance with notices issued on December 2, 2016 and March 31, 2017;

•	$209.3 million reduction in Videotron’s drawings on its secured revolving credit facility;

•

$147.0 million favourable impact of exchange rate fluctuations. The consolidated debt reduction attributable to this item was offset by a decrease in the asset (or increase in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•	Total $18.9 million reduction in bank indebtedness of Videotron and Quebecor Media;

•	Current payments totalling $10.0 million on the term loan facilities of Videotron, TVA Group Inc. (“TVA Group”) and Quebecor Media.

•	Additions to debt during the same period essentially consisted of:

•

Issuance by Videotron on April 13, 2017 of US$600.0 million aggregate principal amount of 5.125% Senior Notes maturing on April 15, 2027, for net proceeds of $794.5 million, net of financing fees of $9.9 million;

•	$13.5 million increase in TVA Group’s drawings on its secured revolving credit facility and bank indebtedness.

•

Assets and liabilities related to derivative financial instruments totalled a net asset of $691.7 million at June 30, 2017 compared with $808.7 million at December 31, 2016. The $117.0 million net unfavourable variance was mainly due to:

•	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

•	favourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•

On July 6, 2017, Quebecor Media repurchased for cancellation 541,899 of its Common Shares held by CDP Capital for an aggregate purchase price of $37.7 million, payable in cash. On the same date, Quebecor Media also paid off a security held by CDP Capital for $6.2 million. In the second quarter of 2017, the $23.3 million excess of the purchase price over the carrying value of the Common Shares and the security was recorded as an increase in the deficit.

•

On May 4, 2017, Videotron transferred all then-existing commitments under its unsecured revolving credit facility to its secured revolving credit facility, thereby increasing its secured facility from $630.0 million to $965.0 million and terminating its unsecured facility.

Financial Position

Net available liquidity: $1.45 billion at June 30, 2017 for Quebecor Media and its wholly owned subsidiaries, consisting of $183.2 million in cash and cash equivalents and $1.27 billion in available unused revolving credit facilities.

Consolidated debt (long-term debt plus bank indebtedness): $5.46 billion at June 30, 2017, a $194.9 million decrease compared with December 31, 2016; $117.0 million net unfavourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $3.35 billion debt ($3.17 billion at December 31, 2016); TVA Group’s $79.9 million debt ($69.1 million at December 31, 2016); and Quebecor Media’s $2.03 billion debt ($2.41 billion at December 31, 2016).

As of June 30, 2017, minimum principal payments on long-term debt in the coming years were as follows:

Table 7

Minimum principal payments on Quebecor Media’s long-term debt

12-month periods ended June 30

(in millions of Canadian dollars)

2018	$23.1
2019	21.3
2020	51.2
2021	424.8
2022	—
2023 and thereafter	4 969.7

Total	$5 490.1

From time to time, Quebecor Media may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Quebecor Media’s consolidated debt was approximately 6.6 years as of June 30, 2017 (6.1 years as of December 31, 2016). After taking into account the hedging instruments, the debt consisted of approximately 88.0 % fixed-rate debt (83.7 % as of December 31, 2016) and 12.0 % floating-rate debt (16.3 % as of December 31, 2016).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions and dividend payments (or distribution of capital). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in those financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). At June 30, 2017, the Corporation was in compliance with all required financial ratios.

Distributions declared and paid

•	On May 11, 2017, the Corporation declared a distribution, in the form of a reduction of paid-up capital, in the amount of $25.0 million, which was paid to shareholders on May 11, 2017.

•	On August 9, 2017, the Board of Directors of Quebecor Media declared a $25.0 million dividend which was paid to shareholders on August 10, 2017.

Board of Directors

On August 7, 2017, the Board of Directors received the resignation of Geneviève Marcon, a Director of Quebecor Media since 2013 and a member of the Corporation’s Human Resources and Corporate Governance committees. The Board thanks her for her contribution to the company’s success over the past five years.

Analysis of consolidated balance sheet as at June 30, 2017

Table 8

Consolidated balance sheet of Quebecor Media

Analysis of main differences between June 30, 2017 and December 31, 2016

(in millions of Canadian dollars)

	June 30, 2017	Dec. 31, 2016	Difference	Main reasons for difference
Assets
Cash and cash equivalents	$187.1	$20.7	$166.4	Receipt of proceeds from disposal of AWS-1 spectrum licence

Income taxes[1]	17.7	(28.3)	46.0	Recognition of tax benefits

Property, plant and equipment	3,556.3	3,562.5	(6.2)	Depreciation for the period net of additions to property, plant and equipment on an accrual basis.

Intangible assets[2]	1,130.8	1,224.0	(93.2)	Sale of AWS-1 spectrum licence

Derivative financial instruments[3]	691.7	808.7	(117.0)	See “Financing activities”

Liabilities
Accounts payable and accrued charges	632.0	690.9	(58.9)	Impact of current variances in activity

Provisions	31.7	69.3	(37.6)	Settlement of disputes

Due on repurchase of shares	43.9	—	43.9	Repurchase by Quebecor Media of 541,899 of its Common Shares and payment of a security

Long-term debt, including short-term portion and bank indebtedness	5,462.1	5,657.0	(194.9)	See “Financing activities”

Deferred income tax[4]	520.9	524.3	(3.4)	Net deferred income tax expenses reported under income and other comprehensive income

[1]	Current assets less current liabilities.
[2]	Including assets held for sale.
[3]	Long-term assets less long-term liabilities.
[4]	Long-term liabilities less long-term assets.

ADDITIONAL INFORMATION

Contractual Obligations

At June 30, 2017, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 9 below shows a summary of these contractual obligations.

Table 9

Contractual obligations of Quebecor Media as of June 30, 2017

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$5 490.1	$23.1	$72.5	$424.8	$4 969.7
Interest payments[2]	1 772.4	222.9	542.7	515.1	491.7
Operating leases	268.9	52.1	72.9	35.7	108.2
Additions to property, plant and equipment and other commitments	1 141.5	190.7	255.8	220.5	474.5
Derivative financial instruments[3]	(698.4)	(20.2)	0.9	(82.4)	(596.7)

Total contractual obligations	$7 974.5	$468.6	$944.8	$1 113.7	$5 447.4

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of June 30, 2017.
[3]	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the second quarter of 2017, the Corporation made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $2.3 million ($2.2 million in the same period of 2016), which are included in purchase of goods and services. The Corporation made sales to an affiliated corporation in the amount of $0.2 million ($0.6 million in the same period of 2016). These transactions were accounted for at the consideration agreed between the parties.

During the first six months of 2017, the Corporation made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $4.6 million ($4.5 million in the same period of 2016), which are included in purchase of goods and services. The Corporation made sales to an affiliated corporation in the amount of $0.9 million ($1.6 million in the same period of 2016). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the second quarter of 2017, the Corporation received an amount of $0.5 million, which is included as a reduction in employee costs ($0.5 million in the same period of 2016), and incurred management fees of $0.6 million ($0.6 million in the same period of 2016) with shareholders.

During the first six months of 2017, the Corporation received an amount of $1.1 million, which is included as a reduction in employee costs ($1.0 million in the same period of 2016), and incurred management fees of $1.3 million ($1.3 million in the same period of 2016) with shareholders.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, long-term investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed- and floating-rate debt, and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long term debt and derivative financial instruments as of June 30, 2017 and December 31, 2016 were as follows:

Table 10

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	June 30, 2017		December 31, 2016
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(5,490.1)	$(5,790.1)	$(5,669.9)	$(5,835.5)
Derivative financial instruments
Early settlement options	—	—	0.4	0.4
Foreign exchange forward contracts[3]	(4.1)	(4.1)	2.5	2.5
Interest rate swaps	(0.1)	(0.1)	(0.3)	(0.3)
Cross-currency interest rate swaps[3]	695.9	695.9	806.5	806.5

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of long-term debt does not include the fair value of early settlement options, which is presented separately in the table.
[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or of the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and the underlying instrument’s adjusted implicit interest rate and credit premium.

The gains and losses on valuation and translation of financial instruments in the second quarters and first halves of 2017 and 2016 are summarized in Table 11.

Table 11

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Loss (gain) on the ineffective portion of fair value hedges	$1.2	$(1.3)	$1.5	$(0.1)
Loss on the ineffective portion of cash flow hedges	—	—	—	0.1
Gain on embedded derivatives related to long term debt	—	—	(0.6)	(0.1)

	$1.2	$(1.3)	$0.9	$(0.1)

Gains on cash flow hedges of $40.3 million and $28.0 million were recorded under “Other comprehensive income” in the second quarter and first half of 2017 respectively (gains of $36.1 million and $46.2 million in the second quarter and first half of 2016 respectively).

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to successfully continue developing its network and facilities-based mobile services;

•	general economic, financial or market conditions and variations in the Telecommunications, Media, and Sports and Entertainment businesses of Quebecor Media;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour toward Quebecor Media’s product suite;

•

unanticipated higher capital spending required to deploy its network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement successfully its business and operating strategies and manage its growth and expansion;

•

disruptions to the network through which Quebecor Media provides its digital television, Internet access, telephony and Club illico services, and its ability to protect such services from piracy, unauthorized access or other security breaches;

•	labour disputes or strikes;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•

changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s ability to successfully develop its Sports and Entertainment segment and other expanding lines of business in its other segments;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that affect a portion of Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended June 30		Six months ended June 30
	Note	2017	2016	2017	2016

Revenues	2	$1,032.1	$992.5	$2,028.5	$1,967.9

Employee costs	3	181.1	178.1	365.3	362.5
Purchase of goods and services	3	455.7	451.7	900.7	888.1
Depreciation and amortization		172.6	161.1	341.8	322.2
Financial expenses	4	72.9	74.0	144.0	148.7
Loss (gain) on valuation and translation of financial instruments	5	1.2	(1.3)	0.9	(0.1)
Restructuring of operations, litigation and other items	6	11.8	6.1	0.9	14.0
Gain on sale of spectrum licences	7	(87.8)	–	(87.8)	–
Loss on debt refinancing	9	–	–	15.6	–
Income before income taxes		224.6	122.8	347.1	232.5
Income taxes (recovery):	7
Current		8.7	41.1	12.1	79.3
Deferred		(6.8)	(7.5)	17.6	(16.2)
		1.9	33.6	29.7	63.1
Income from continuing operations		222.7	89.2	317.4	169.4
Income from discontinued operations		8.4	–	8.4	–
Net income		$231.1	$89.2	$325.8	$169.4
Income (loss) from continuing operations attributable to
Shareholders		$223.3	$91.1	$320.5	$173.6
Non-controlling interests		(0.6)	(1.9)	(3.1)	(4.2)
Net income (loss) attributable to
Shareholders		$231.7	$91.1	$328.9	$173.6
Non-controlling interests		(0.6)	(1.9)	(3.1)	(4.2)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016

Income from continuing operations	$222.7	$89.2	$317.4	$169.4

Other comprehensive income (loss) from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
Gain on valuation of derivative financial instruments	40.3	36.1	28.0	46.2
Deferred income taxes	21.2	3.9	25.0	19.2
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss	–	(61.0)	–	(139.0)
Deferred income taxes	–	16.1	–	37.1
	61.5	(4.9)	53.0	(36.5)
Comprehensive income from continuing operations	284.2	84.3	370.4	132.9

Income from discontinued operations	8.4	–	8.4	–
Comprehensive income	$292.6	$84.3	$378.8	$132.9
Comprehensive income (loss) from continuing operations attributable to
Shareholders	$284.8	$88.5	$373.5	$142.9
Non-controlling interests	(0.6)	(4.2)	(3.1)	(10.0)
Comprehensive income (loss) attributable to
Shareholders	$293.2	$88.5	$381.9	$142.9
Non-controlling interests	(0.6)	(4.2)	(3.1)	(10.0)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

	Three months ended June 30, 2017
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$820.1	$231.0	$4.0	$(23.0)	$1,032.1
Employee costs	98.3	69.2	3.3	10.3	181.1
Purchase of goods and services	333.0	146.5	6.2	(30.0)	455.7
Adjusted operating income[1]	388.8	15.3	(5.5)	(3.3)	395.3

Depreciation and amortization					172.6
Financial expenses					72.9
Loss on valuation and translation of financial instruments					1.2
Restructuring of operations, litigation and other items					11.8
Gain on sale of spectrum licences					(87.8)
Income before income taxes					$224.6

Additions to property, plant and equipment	$147.2	$6.8	$0.4	$0.1	$154.5
Additions to intangible assets	24.8	2.6	–	0.6	28.0

	Three months ended June 30, 2016
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$780.4	$229.2	$6.7	$(23.8)	$992.5
Employee costs	96.0	68.3	1.3	12.5	178.1
Purchase of goods and services	321.9	154.0	9.5	(33.7)	451.7
Adjusted operating income[1]	362.5	6.9	(4.1)	(2.6)	362.7

Depreciation and amortization					161.1
Financial expenses					74.0
Gain on valuation and translation of financial instruments					(1.3)
Restructuring of operations, litigation and other items					6.1
Income before income taxes					$122.8

Additions to property, plant and equipment	$196.3	$5.1	$0.6	$1.2	$203.2
Additions to intangible assets	26.0	3.4	–	0.9	30.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)

(unaudited)

	Six months ended June 30, 2017
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$1,620.0	$441.8	$15.4	$(48.7)	$2,028.5
Employee costs	198.9	133.1	6.4	26.9	365.3
Purchase of goods and services	655.2	296.3	14.6	(65.4)	900.7
Adjusted operating income[1]	765.9	12.4	(5.6)	(10.2)	762.5

Depreciation and amortization					341.8
Financial expenses					144.0
Loss on valuation and translation of financial instruments					0.9
Restructuring of operations, litigation and other items					0.9
Gain on sale of spectrum licences					(87.8)
Loss on debt refinancing					15.6
Income before income taxes					$347.1

Additions to property, plant and equipment	$309.0	$12.8	$0.5	$0.4	$322.7
Additions to intangible assets	58.4	3.7	–	1.0	63.1

	Six months ended June 30, 2016
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$1,552.9	$450.3	$17.0	$(52.3)	$1,967.9
Employee costs	195.1	138.0	5.7	23.7	362.5
Purchase of goods and services	636.6	308.1	16.2	(72.8)	888.1
Adjusted operating income[1]	721.2	4.2	(4.9)	(3.2)	717.3

Depreciation and amortization					322.2
Financial expenses					148.7
Gain on valuation and translation of financial instruments					(0.1)
Restructuring of operations, litigation and other items					14.0
Income before income taxes					$232.5

Additions to property, plant and equipment	$355.9	$18.8	$1.2	$1.4	$377.3
Additions to intangible assets	64.6	5.2	0.3	1.7	71.8

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, loss on debt refinancing, income taxes and income from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive loss	attributable to non- controlling interests	Total equity
	(note 10)			(note 12)

Balance as of December 31, 2015	$3,801.4	$1.3	$(2,334.8)	$(136.0)	$100.9	$1,432.8
Net income (loss)	–	–	173.6	–	(4.2)	169.4
Other comprehensive loss	–	–	–	(30.7)	(5.8)	(36.5)
Dividends	–	–	–	–	(0.1)	(0.1)
Reduction of paid-up capital	(50.0)	–	–	–	–	(50.0)
Balance as of June 30, 2016	3,751.4	1.3	(2,161.2)	(166.7)	90.8	1,515.6
Net income (loss)	–	–	178.4	–	(8.4)	170.0
Other comprehensive income	–	–	–	37.2	8.5	45.7
Dividends	–	–	–	–	(0.1)	(0.1)
Reduction of paid-up capital	(50.0)	–	–	–	–	(50.0)
Balance as of December 31, 2016	3,701.4	1.3	(1,982.8)	(129.5)	90.8	1,681.2
Net income (loss)	–	–	328.9	–	(3.1)	325.8
Other comprehensive income	–	–	–	53.0	–	53.0
Reduction of paid-up capital	(50.0)	–	–	–	–	(50.0)
Repurchase of shares (note 10)	(20.6)	–	(23.3)	–	–	(43.9)
Balance as of June 30, 2017	$3,630.8	$1.3	$(1,677.2)	$(76.5)	$87.7	$1,966.1

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)		Three months ended June 30		Six months ended June 30
	Note	2017	2016	2017	2016
Cash flows related to operating activities
Income from continuing operations		$222.7	$89.2	$317.4	$169.4
Adjustments for:
Depreciation of property, plant and equipment		146.7	134.9	290.7	273.9
Amortization of intangible assets		25.9	26.2	51.1	48.3
Loss (gain) on valuation and translation of financial instruments	5	1.2	(1.3)	0.9	(0.1)
Gain on sale of spectrum licences	7	(87.8)	–	(87.8)	–
Loss on debt refinancing	9	–	–	15.6	–
Amortization of financing costs and long-term debt discount	4	1.7	1.8	3.4	3.4
Deferred income taxes		(6.8)	(7.5)	17.6	(16.2)
Other		1.9	1.2	3.2	2.7
		305.5	244.5	612.1	481.4
Net change in non-cash balances related to operating activities		37.8	8.2	(113.0)	(9.1)
Cash flows provided by continuing operating activities		343.3	252.7	499.1	472.3
Cash flows related to investing activities
Business acquisitions	8	(0.2)	0.2	(5.8)	(119.1)
Business disposals		–	–	–	3.0
Additions to property, plant and equipment		(154.5)	(203.2)	(322.7)	(377.3)
Additions to intangible assets		(28.0)	(30.3)	(63.1)	(71.8)
Proceeds from disposal of assets	7	184.9	0.6	185.3	1.0
Acquisition of tax deductions from the parent company		–	–	–	(8.4)
Other		(0.1)	0.3	(0.2)	0.3
Cash flows provided by (used in) continuing investing activities		2.1	(232.4)	(206.5)	(572.3)
Cash flows related to financing activities
Net change in bank indebtedness		(60.0)	(25.2)	(11.4)	19.3
Net change under revolving facilities		(399.9)	39.0	(202.5)	128.9
Issuance of long-term debt, net of financing fees	9	794.5	–	794.5	–
Repayment of long-term debt	9	(470.0)	(7.2)	(653.3)	(9.5)
Settlement of hedging contracts		(3.1)	(2.2)	(3.2)	3.6
Reduction of paid-up capital	10	(25.0)	(25.0)	(50.0)	(50.0)
Dividends paid to non-controlling interests		–	(0.1)	–	(0.1)
Cash flows (used in) provided by continuing financing activities		(163.5)	(20.7)	(125.9)	92.2
Net change in cash and cash equivalents from continuing operations		181.9	(0.4)	166.7	(7.8)
Cash flows used in discontinued operations		(0.3)	–	(0.3)	–
Cash and cash equivalents at beginning of period		5.5	11.2	20.7	18.6
Cash and cash equivalents at end of period		$187.1	$10.8	$187.1	$10.8
Cash and cash equivalents consist of
Cash		$185.7	$9.2	$185.7	$9.2
Cash equivalents		1.4	1.6	1.4	1.6
		$187.1	$10.8	$187.1	$10.8
Interest and taxes reflected as operating activities
Cash interest payments		$90.2	$101.4	$132.0	$143.4
Cash income tax payments (net of refunds)		5.2	29.4	56.4	63.9

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)		June 30	December 31
	Note	2017	2016

Assets

Current assets
Cash and cash equivalents		$187.1	$20.7
Accounts receivable		532.7	525.0
Income taxes		21.3	6.9
Amounts receivable from the parent corporation		1.3	–
Inventories		191.9	183.3
Prepaid expenses		71.5	52.9
Assets held for sale	7	187.0	–

		1,192.8	788.8
Non-current assets
Property, plant and equipment		3,556.3	3,562.5
Intangible assets	7	943.8	1,224.0
Goodwill		2,725.8	2,725.4
Derivative financial instruments		710.8	809.0
Deferred income taxes		67.2	16.0
Other assets		90.8	91.7

		8,094.7	8,428.6

Total assets		$9,287.5	$9,217.4

Liabilities and equity

Current liabilities
Bank indebtedness		$7.5	$18.9
Accounts payable and accrued charges		632.0	690.9
Provisions		31.7	69.3
Deferred revenue		346.8	339.7
Income taxes		3.6	35.2
Amounts payable to the parent corporation		–	0.7
Due on repurchase of shares	10	43.9	–
Current portion of long-term debt	9	23.1	20.9

		1,088.6	1,175.6

Non-current liabilities
Long-term debt	9	5,431.5	5,617.2
Derivative financial instruments		19.1	0.3
Other liabilities		194.1	202.8
Deferred income taxes		588.1	540.3

		6,232.8	6,360.6
Equity
Capital stock	10	3,630.8	3,701.4
Contributed surplus		1.3	1.3
Deficit		(1,677.2)	(1,982.8)
Accumulated other comprehensive loss	12	(76.5)	(129.5)

Equity attributable to shareholders		1,878.4	1,590.4
Non-controlling interests		87.7	90.8

		1,966.1	1,681.2

Total liabilities and equity		$9,287.5	$9,217.4

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). Unless the context otherwise requires, Quebecor Media or the Corporation refer to Quebecor Media and its subsidiaries. The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet access, business solutions (including data centers), cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies, televisual products and video games through its video-on-demand service and video rental stores. The operations of the Media segment in Québec include the operation of an over-the-air television network and specialty television services, the operation of soundstage and equipment leasing and post-production services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of Internet portals and specialized Web sites, the publishing of books and magazines, the distribution of books, magazines and movies, the distribution and production of music, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural events management, and the operation of two Quebec Major Junior Hockey League teams.

The Media segment experiences significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Media segment depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2016 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on August 9, 2017.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2017.

2.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Services rendered	$946.9	$910.6	$1,875.2	$1,817.1
Product sales	85.2	81.9	153.3	150.8

	$1,032.1	$992.5	$2,028.5	$1,967.9

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Employee costs	$231.2	$223.7	$463.2	$455.4
Less employee costs capitalized to property, plant and equipment and intangible assets	(50.1)	(45.6)	(97.9)	(92.9)

	181.1	178.1	365.3	362.5
Purchase of goods and services:
Royalties, rights and creation costs	176.3	179.5	355.9	365.7
Cost of products sold	89.8	81.8	168.6	149.1
Service contracts	42.1	43.2	85.0	83.8
Marketing, circulation and distribution expenses	27.7	28.1	52.0	54.7
Building expenses	24.3	26.3	49.0	48.4
Other	95.5	92.8	190.2	186.4

	455.7	451.7	900.7	888.1

	$636.8	$629.8	$1,266.0	$1,250.6

4.	FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Interest on long-term debt	$70.0	$71.6	$137.7	$143.0
Amortization of financing costs and long-term debt discount	1.7	1.8	3.4	3.4
Interest on net defined benefit liability	1.5	1.6	2.9	3.3
Gain on foreign currency translation on short-term monetary items	(0.3)	(0.6)	(0.7)	(1.0)
Other	–	(0.4)	0.7	–

	$72.9	$74.0	$144.0	$148.7

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Loss (gain) on the ineffective portion of fair value hedges	$1.2	$(1.3)	$1.5	$(0.1)
Loss on the ineffective portion of cash flow hedges	–	–	–	0.1
Gain on embedded derivatives related to long term debt	–	–	(0.6)	(0.1)

	$1.2	$(1.3)	$0.9	$(0.1)

6.	RESTRUCTURING OF OPERATIONS, LITIGATION AND OTHER ITEMS

During the respective three-month and six-month periods ended June 30, 2017, net charges of $11.8 million and $0.9 million were recorded relating to various cost reduction initiatives across the Corporation, the migration of subscribers from analog to digital services in the Telecommunications segment and developments in certain legal disputes (net charges of $6.1 million and $14.0 million in 2016).

7.	GAIN ON SALE OF SPECTRUM LICENCES

On June 20, 2017, Videotron Ltd. (“Videotron”) sold its AWS spectrum licence in the greater Toronto region to Rogers Communications Canada Inc. for a cash consideration of $184.2 million, pursuant to the transfer option held by Videotron since 2013. The sale resulted in a gain on disposal of $87.8 million.

On July 24, 2017, Videotron sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. for a cash consideration of $430.0 million. The licences were reclassified as assets held for sale in current assets on the consolidated balance sheet as at June 30, 2017. The sale will result in a gain on disposal of $243.0 million in the third quarter of 2017.

As a result of these transactions, tax benefits of $44.4 million, on previous years’ capital losses, were recognized in the consolidated statement of income in the second quarter of 2017.

8.	BUSINESS ACQUISITIONS

On January 7, 2016, Videotron acquired Fibrenoire inc., a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million. At closing, Videotron paid an amount of $119.1 million, net of cash acquired of $1.8 million. A post-closing adjustment of $0.2 million was received in the second quarter of 2016. The purchase price balance was paid in February 2017 for an amount of $5.6 million plus interests of $0.3 million.

In the second quarter of 2017, the Corporation acquired a business for a cash consideration of $0.2 million. An amount of $0.2 million was also paid in the first quarter of 2016 relating to a prior business acquisition.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	LONG TERM DEBT

On January 5, 2017, Videotron redeemed an aggregate principal amount of $175.0 million of its issued and outstanding 6.875% Senior Notes due July 15, 2021, at a redemption price of 103.438% of their principal amount, for a cash consideration of $181.0 million.

On April 13, 2017, Videotron issued US$600.0 million aggregate principal amount of Senior Notes bearing interest at 5.125% and maturing on April 15, 2027, for net proceeds of $794.5 million, net of financing fees of $9.9 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter. Videotron has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency swaps.

On May 1, 2017, Videotron redeemed all of its issued and outstanding 6.875% Senior Notes due July 15, 2021, in aggregate principal amount of $125.0 million, at a redemption price of 103.438% of their principal amount, for a cash consideration of $129.3 million. As a result, a loss of $5.2 million was accounted for in the first quarter of 2017.

On May 1, 2017, Quebecor Media redeemed all of its issued and outstanding 7.375% Senior Notes due January 15, 2021, in aggregate principal amount of $325.0 million, at a redemption price of 102.458% of their principal amount, for a cash consideration of $333.0 million. As a result, a loss of $10.4 million was accounted for in the first quarter of 2017.

On May 4, 2017, Videotron transferred all then existing commitments under its unsecured revolving credit facility to its secured revolving credit facility, hence increasing its secured facility from $630.0 million to $965.0 million and terminating its unsecured facility.

Components of long-term debt are as follows:

	June 30, 2017	December 31, 2016
Long-term debt	$5,490.1	$5,669.9
Change in fair value related to hedged interest rate risk	8.6	8.4
Adjustment related to embedded derivatives	–	0.6
Financing fees, net of amortization	(44.1)	(40.8)

	5,454.6	5,638.1
Less current portion	(23.1)	(20.9)

	$5,431.5	$5,617.2

10.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	CAPITAL STOCK (continued)

(a)	Authorized capital stock (continued)

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common Shares

	Number	Amount
Balance as of December 31, 2016	95,983,176	$3,701.4
Reduction of paid-up capital	–	(50.0)
Reclassified in current liabilities	(541,899)	(20.6)

Balance as of June 30, 2017	95,441,277	$3,630.8

In conjunction with the sale of its AWS spectrum licence on June 20, 2017 (note 7), and in accordance with the provisions of the share repurchase agreement dated September 2015 between Quebecor Media and CDP Capital d’Amérique Investissement inc. (“CDP Capital”), Quebecor Media repurchased and cancelled, on July 6, 2017, 541,899 of its Common Shares held by CDP Capital for an amount of $37.7 million. On the same day, Quebecor Media also paid off a security held by CDP Capital for an amount of $6.2 million. On June 30, 2017, the corresponding shares and financial liability were presented respectively at their repurchase value and par value in current liabilities on the consolidated balance sheet. Accordingly, in the second quarter of 2017, the $23.3 million excess of the shares repurchase value and the security payment over the carrying value of Common Shares repurchased was recorded as an increase of the deficit.

During the six-month period ended June 30, 2017, the Corporation reduced its paid-up capital for a cash consideration of $50.0 million.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participates, for the six-month period ended June 30, 2017:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2016	680,000	$25.37
Exercised	(290,000)	25.93
Cancelled	(145,000)	25.93

As of June 30, 2017	245,000	$24.36

Vested options as of June 30, 2017	198,333	$23.39

Quebecor Media
As of December 31, 2016	980,905	$61.71
Exercised	(58,650)	59.15
Cancelled	(92,400)	59.13

As of June 30, 2017	829,855	$62.18

Vested options as of June 30, 2017	254,878	$59.36

TVA Group Inc.
As of December 31, 2016	357,632	$12.71
Cancelled	(104,915)	14.00

As of June 30, 2017	252,717	$12.18

Vested options as of June 30, 2017	198,717	$13.44

During the three-month period ended June 30, 2017, 43,800 stock options of Quebecor Media were exercised for a cash consideration of $1.1 million (24,000 stock options for $0.5 million in 2016). During the six-month period ended June 30, 2017, 290,000 stock options of Quebecor were exercised for a cash consideration of $4.1 million (none in 2016) and 58,650 stock options of Quebecor Media were exercised for a cash consideration of $1.3 million (79,461 stock options for $1.5 million in 2016).

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	STOCK-BASED COMPENSATION PLANS (continued)

Mid-term stock-based compensation plan

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B Share price, and subject to the achievement of certain non-market performance criteria. The following table provides details of changes to outstanding units in the mid-term stock-based compensation plan for the six-month period ended June 30, 2017:

	Outstanding units
	Units	Weighted average exercise price
Balance as of December 31, 2016	713,813	$28.92
Exercised	(570,471)	28.24
Cancelled	(96,537)	31.62

Balance as of June 30, 2017	46,805	$31.62

During the first quarter of 2017, a cash consideration of $4.9 million was paid upon the exercise of 570,471 units ($0.3 million upon the exercise of 24,361 units in the second quarter of 2016).

Deferred share unit and performance share unit plans

The deferred share unit (“DSU”) and performance share unit (“PSU”) plans are based either on Quebecor Class B Shares and on TVA Group Inc. Class B Non-voting Shares (TVA Group Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be, and the PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares. The following table provides details of changes to outstanding units in the DSU and PSU plans for the six-month period ended June 30, 2017:

	Outstanding units
	DSU	PSU
Quebecor
Balance as of December 31, 2016	64,471	81,075
Granted	97	131
Exercised	(1,793)	(3,945)
Cancelled	(7,384)	(8,523)

Balance as of June 30, 2017	55,391	68,738

TVA Group
Balance as of December 31, 2016	191,322	212,671
Exercised	(3,074)	–
Cancelled	(12,353)	(7,128)

Balance as of June 30, 2017	175,895	205,543

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	STOCK-BASED COMPENSATION PLANS (continued)

Stock-based compensation expense

For the three-month period ended June 30, 2017, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $5.5 million ($4.5 million in 2016). For the six-month period ended June 30, 2017, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $9.5 million ($6.7 million in 2016).

12.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2015	$(71.1)	$(64.9)	$(136.0)
Other comprehensive income (loss)	65.3	(96.0)	(30.7)

Balance as of June 30, 2016	(5.8)	(160.9)	(166.7)
Other comprehensive (loss) income	(80.4)	117.6	37.2

Balance as of December 31, 2016	(86.2)	(43.3)	(129.5)
Other comprehensive income	53.0	–	53.0

Balance as of June 30, 2017	$(33.2)	$(43.3)	$(76.5)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9 3/4-year period.

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its financial instruments :

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility, discount factors, and the underlying instrument’s adjusted implicit interest rate and credit premium.

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2017 and December 31, 2016 are as follows:

	June 30, 2017		December 31, 2016
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(5,490.1)	$(5,790.1)	$(5,669.9)	$(5,835.5)
Derivative financial instruments
Early settlement options	–	–	0.4	0.4
Foreign exchange forward contracts[3]	(4.1)	(4.1)	2.5	2.5
Interest rate swaps	(0.1)	(0.1)	(0.3)	(0.3)
Cross-currency interest rate swaps[3]	695.9	695.9	806.5	806.5

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of long-term debt does not include the fair value of early settlement options, which is presented separately in the table.
[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Senior Vice President and Chief Financial Officer

Date: AUGUST 15, 2017